UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2019 and 2018	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2019 and 2018	3

Notes to Financial Statements	4-15

Additional Information (Note A):

Schedule of Assets (Held at End of Year) at December 31, 2019	17-29

Signatures	30

Exhibits	31

Note A:	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Investment Plan Committee, and Plan Administrator of the
Eastman Investment and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

We have served as the Plan's auditor since 2014.

St. Louis, Missouri
June 25, 2020

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018
(in thousands)

		2019			2018
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$2,299,430	$165,990	$2,465,420	$1,970,658	$156,323	$2,126,981

Investments at contract value	708,755	—	708,755	750,607	—	750,607

Total investments	3,008,185	165,990	3,174,175	2,721,265	156,323	2,877,588

Receivables:

Plan sponsor contributions	36,513	12,569	49,082	37,204	12,470	49,674

Notes receivable from participants	53,475	—	53,475	52,672	—	52,672

Other receivables	3,111	1,368	4,479	3,245	1,320	4,565

Total assets	3,101,284	179,927	3,281,211	2,814,386	170,113	2,984,499

Liabilities

Other liabilities	1,903	2,402	4,305	1,507	1,308	2,815

Total liabilities	1,903	2,402	4,305	1,507	1,308	2,815

Net assets available for benefits	$3,099,381	$177,525	$3,276,906	$2,812,879	$168,805	$2,981,684

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2019 and 2018
(in thousands)

		2019			2018
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$17,972	$—	$17,972	$16,841	$—	$16,841
Dividends	14,025	5,405	19,430	60,861	4,990	65,851
Net (depreciation) appreciation in fair value of investments	438,981	12,016	450,997	(202,527)	(42,011)	(244,538)
Net investment (loss) gain	470,978	17,421	488,399	(124,825)	(37,021)	(161,846)
Interest income from notes receivable	2,960	—	2,960	2,631	—	2,631
Participant contributions	110,100	—	110,100	107,874	—	107,874
Plan sponsor contributions	54,934	12,569	67,503	54,517	12,470	66,987
Total additions (deductions)	638,972	29,990	668,962	40,197	(24,551)	15,646

Deductions from net assets:

Distributions to and withdrawals by participants	361,588	11,317	372,905	237,239	10,505	247,744
Administrative expenses	835	—	835	451	—	451
Total deductions	362,423	11,317	373,740	237,690	10,505	248,195
Net (decrease) increase in net assets	276,549	18,673	295,222	(197,493)	(35,056)	(232,549)
Transfers from non-participant directed	9,953	(9,953)	—	10,464	(10,464)	—
Net assets available for benefits at beginning of year	2,812,879	168,805	2,981,684	2,999,908	214,325	3,214,233
Net assets available for benefits at end of year	$3,099,381	$177,525	$3,276,906	$2,812,879	$168,805	$2,981,684

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2019 and 2018 was $452,969 and $394,337, respectively. There was $100,000 used to offset employer contributions and $65,000 to reduce plan expenses in 2019 and no forfeitures used in 2018.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Vanguard Target Date Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $19,000 for 2019 and $18,500 for 2018 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional $6,000 for both 2019 and 2018 of qualifying compensation, as defined in the Plan, up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which may continue to be subject to the former plans' vesting requirements, as applicable.

The Plan requires for the RSC to be contributed either to the employee's ESOP Fund accounts for employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, Solutia Cash Balance Pension Plan, Solutia Employees' Pension Plan, or Sterling Chemicals Pension Plan, qualified defined benefit plans also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. Additional limitations on the availability of loans may apply to individuals who are categorized as "insiders" for purposes of federal securities laws. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan and may have terms that exceed five years. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2019, $53.5 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 6.5% and various maturity dates through January 2026. At December 31, 2018, $52.7 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 6.25% and various maturity dates through March 2025.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participant’s principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•Plan Sponsor contributions made or invested in shares of Eastman common stock.

•Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.
2.SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (see Note 7). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Benefits Finance and Investments. See Note 8 for discussion of fair value measurements.

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Payments to participants

Benefit payments to participants are recorded when paid.

3.RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2019 and 2018 are shares of the Plan Sponsor's common stock amounting to $306 million and $307 million, respectively. This investment represents 9.6% and 10.7% of total investments at December 31, 2019 and 2018, respectively. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

4.CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $36.5 million and $37.2 million and for the non-participant-directed ESOP Fund of $12.6 million and $12.5 million at December 31, 2019 and 2018, respectively.

5.NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2019 and 2018 were approximately $53.5 million and $52.7 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $3.0 million and $2.6 million in 2019 and 2018, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.INVESTMENTS

At December 31, 2019 and 2018, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and synthetic investment contracts (see Note 7). Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2019 and 2018, respectively.

(in thousands)	2019	2018

Cash and cash equivalents	$5,562	$4,784
Common stock - Eastman Chemical Company	305,542	307,243
Common stock - other	125,370	—
Mutual funds	612,195	755,858
Collective investment trusts	1,326,203	1,017,515
Pooled separate accounts	3,620	3,133
Managed income fund	708,755	750,607
Self-directed brokerage account - mutual funds	86,928	38,448
Total	$3,174,175	$2,877,588

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2019 and 2018:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2019, the Trustee purchased 772,101 shares of Eastman common stock for the fund at an average price of $70.41 per share, and sold 1,076,235 shares of Eastman common stock for the fund at an average price of $78.23 per share. During 2018, the Trustee purchased 1,193,233 shares of Eastman common stock for the fund at an average price of $93.97 per share, and sold 408,093 shares of Eastman common stock for the fund at an average price of $102.15 per share. Dividends paid from the Eastman Stock Fund totaled $5.1 million and $3.8 million in 2019 and 2018, respectively.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2019, the Trustee purchased 208,800 shares of Eastman common stock for the fund at an average price of $80.50 per share, and sold 252,211 shares of Eastman common stock for the fund at an average price of $76.80 per share. During 2018, the Trustee purchased 176,483 shares of Eastman common stock for the fund at an average price of $100.61 per share, and sold 187,045 shares of Eastman common stock for the fund at an average price of $97.70 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts only, totaling $709 million and $751 million at December 31, 2019 and 2018, respectively. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A synthetic investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. Participants can redeem interest in this daily and there is no notice period on these redemptions.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
•The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•Complete or partial termination of the Plan.
•Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
•Exclusion of a group of previously eligible employees from eligibility in the Plan.
•Any early retirement program, group termination, group layoff, facility closing, or similar program.
•Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

8.FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•Collective investment trusts: The Plan's collective trust investments are held in separate investment accounts, which are valued using the readily determinable fair value ("RDFV"). The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The collective trust investments held by the Plan publish their RDFV daily and transact at that price.

•Pooled separate accounts: The Plan's pooled separate accounts are held in separate investment accounts at an insurance company, which are valued using RDFV. The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The pooled separate accounts held by the Plan publish their RDFV daily and transact at that price.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•Self-directed brokerage account: Unit valuation based on the published underlying NAV of the mutual funds. These mutual funds are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2019 and 2018:

(in thousands)	December 31, 2019	December 31, 2018
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash and cash equivalents	$5,562	$4,784
Common stock - Eastman Chemical Company	305,542	307,243
Common stock - other	125,370	—
Mutual funds	612,195	755,858
Collective investment trusts	1,326,203	1,017,515
Pooled separate accounts	3,620	3,133
Self-directed brokerage account - mutual funds	86,928	38,448
Total	$2,465,420	$2,126,981

There are no redemption restrictions on the mutual fund investments, collective investment trusts, or pooled separate accounts. They are fully liquid and can be redeemed on a daily basis. There were no transfers between levels during 2019 and 2018. Also, there are no Level 2 or Level 3 investments at December 31, 2019 and 2018.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

9.OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $4.5 million and $4.6 million at December 31, 2019 and 2018, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $4.3 million and $2.8 million at December 31, 2019 and 2018, respectively, represent liabilities from the purchase of investments.

10.DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2019 and 2018, $10.0 million and $10.5 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2015, in which the Internal Revenue Service ("IRS") stated that the Plan is in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

13.PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2019 and 2018, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. As of April 2016, the EIP fee methodology was changed to improve fee transparency.  The methodology was changed from a revenue sharing model to a flat-dollar payment model.  The flat-dollar payment is charged quarterly to the participant account and covers administrative fees including recordkeeping, legal, and consulting.  Investment related fees are charged directly to the participant account via the investment NAV.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

14.RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

15.SUBSEQUENT EVENTS

In early 2020, the Plan adopted the provision of the Setting Every Community Up for Retirement Enhancement ("SECURE") Act which increased the age for the required minimum distribution ("RMD") to age 72 for any participant that has not obtained age 70½ by December 31, 2019.

In March 2020, in response to the COVID-19 coronavirus global pandemic ("COVID-19") impact on global financial markets, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted and signed into law. The CARES Act includes various provisions that temporarily ease rules around distributions and loans in 2020 for eligible plan participants. The Plan subsequently adopted certain provisions of the CARES Act and is operating in compliance with these provisions. The Plan will later be amended to include these provisions.

The Plan Administrator has evaluated events occurring between December 31, 2019 and June 25, 2020 for proper recording and disclosure in these financial statements.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common Stock, Participant directed, 1,779 shares	**	$140,982
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 2,076 shares	102,864	164,560
	Subtotal - Common Stock-Eastman Chemical Company			305,542
	Abbott Laboratories	Common Stock, 5 shares	**	419
	Accenture Plc Cl A	Common Stock, 4 shares	**	933
	Air Products & Chemicals Inc.	Common Stock, 8 shares	**	1,996
	Alexandria Real Estate Equity Income REIT	Common Stock, 3 shares	**	502
	Altria Group Inc	Common Stock, 22 Shares	**	1,097
	Analog Devices Inc	Common Stock, 18 Shares	**	2,192
	Apple Inc	Common Stock, 6 Shares	**	1,840
	Arthur J Gallaghar and Co	Common Stock, 11 Shares	**	1,075
	Automatic Data Processing Inc	Common Stock, 7 Shares	**	1,178
	Avalonbay Communities Inc REIT	Common Stock, 6 Shares	**	1,241
	Bank of America Corporation	Common Stock, 123 Shares	**	4,343
	Becton Dickinson & Co	Common Stock, 5 Shares	**	1,270
	Blackrock Inc	Common Stock, 5 Shares	**	2,744
	Boston Properties Inc	Common Stock, 4 Shares	**	603
	Bristol-Myers Squibb Co	Common Stock, 46 Shares	**	2,932
	Capital One Financial Corp	Common Stock, 12 Shares	**	1,247
	Chevron Corp	Common Stock, 30 Shares	**	3,644
	Chubb Ltd	Common Stock, 7 Shares	**	1,044
	Cincinnati Financial Corp	Common Stock, 3 Shares	**	354
	CME Group Inc Cl A	Common Stock, 15 Shares	**	2,962
	CMS Energy Corp	Common Stock, 19 Shares	**	1,222
	Coca Cola Co	Common Stock, 27 Shares	**	1,519
	Comcast Corp Cl A	Common Stock, 54 Shares	**	2,408
	ConocoPhillips	Common Stock, 44 Shares	**	2,829
	Corteva Inc	Common Stock, 2 Shares	**	70
	Cullen Frost Bankers Inc	Common Stock, 6 Shares	**	557
	CVS Health Corp	Common Stock, 12 Shares	**	855
	Deere & Co	Common Stock, 7 Shares	**	1,270
	Discover Fin Svcs	Common Stock, 12 Shares	**	1,053
	Dover Corp	Common Stock, 18 Shares	**	2,023
	DTE Energy Co	Common Stock, 2 Shares	**	263
	Dupont De Nemours Inc	Common Stock, 10 Shares	**	633
	Edison Intl	Common Stock, 6 Shares	**	469
	Entergy Corp	Common Stock, 3 Shares	**	377
	Exxon Mobil Corp	Common Stock, 23 Shares	**	1,627
	Fidelity Natl Inform Svcs Inc	Common Stock, 11 Shares	**	1,498
	General Dynamics Corporation	Common Stock, 10 Shares	**	1,838
	Gilead Sciences Inc	Common Stock, 9 Shares	**	595
	Hartford Finl Svcs Group Inc	Common Stock, 26 Shares	**	1,580
	Hasbro Inc	Common Stock, 12 Shares	**	1,232
	Home Depot Inc	Common Stock, 9 Shares	**	1,930
	Honeywell Intl Inc	Common Stock, 5 Shares	**	869
	Illinois Tool Works Inc	Common Stock, 5 Shares	**	841
	Johnson & Johnson	Common Stock, 18 Shares	**	2,644
	Las Vegas Sands Corp	Common Stock, 16 Shares	**	1,123
	Lilly (Eli) & Co	Common Stock, 11 Shares	**	1,400

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	M&T Bank Corp	Common Stock, 2 Shares	**	398
	Marsh & McLennan Cos Inc	Common Stock, 4 Shares	**	487
	McDonalds Corp	Common Stock, 11 Shares	**	2,133
	Medtronic Plc	Common Stock, 16 Shares	**	1,868
	Merck & Co Inc New	Common Stock, 21 Shares	**	1,919
	Metlife Inc	Common Stock, 26 Shares	**	1,314
	Microsoft Inc	Common Stock, 17 Shares	**	2,616
	Mondelez Intl Inc	Common Stock, 33 Shares	**	1,823
	Nextera Energy	Common Stock, 8 Shares	**	1,962
	Nisource Inc	Common Stock, 7 Shares	**	202
	Norfolk Southern Corp	Common Stock, 7 Shares	**	1,443
	Northern Trust Corp	Common Stock, 7 Shares	**	753
	Parker Hannifin Corp	Common Stock, 8 Shares	**	1,733
	Pepsico Inc	Common Stock, 10 Shares	**	1,385
	Pfizer Inc	Common Stock, 45 Shares	**	1,755
	Philip Morris Intl Inc	Common Stock, 24 Shares	**	2,039
	PNC Financial Services Grp Inc	Common Stock, 19 Shares	**	3,098
	PPG Industries Inc	Common Stock, 12 Shares	**	1,567
	Price (T Rowe) Group Inc	Common Stock, 9 Shares	**	1,126
	Proctor & Gamble Co	Common Stock, 15 Shares	**	1,830
	Progressive Corp Ohio	Common Stock, 12 Shares	**	890
	Prudential Financial Inc	Common Stock, 17 Shares	**	1,616
	Public Svc Enterprise Grp Inc	Common Stock, 14 Shares	**	837
	Republic Services Inc	Common Stock, 10 Shares	**	880
	RPM International Inc	Common Stock, 8 Shares	**	578
	Simon Ppty Group Inc - REIT	Common Stock, 5 Shares	**	744
	Stanley Black & Decker Inc	Common Stock, 5 Shares	**	860
	Starbucks Corp	Common Stock, 4 Shares	**	341
	Texas Instruments Inc	Common Stock, 17 Shares	**	2,177
	Travelers Companies Inc	Common Stock, 11 Shares	**	1,446
	Truist Finl Corp	Common Stock, 27 Shares	**	1,533
	United Technologies Corp	Common Stock, 12 Shares	**	1,754
	UnitedHealth Group Inc	Common Stock, 5 Shares	**	1,520
	US Bancorp Del	Common Stock, 25 Shares	**	1,466
	Valero Energy Corp	Common Stock, 10 Shares	**	926
	Ventas Inc REIT	Common Stock, 9 Shares	**	522
	Verizon Communications Inc	Common Stock, 35 Shares	**	2,156
	VF Corp	Common Stock, 12 Shares	**	1,218
	Vornado Realty Trust	Common Stock, 11 Shares	**	751
	Walmart Inc	Common Stock, 9 Shares	**	1,035
	Wells Fargo & Co	Common Stock, 43 Shares	**	2,294
	Wyndham Hotels & Resorts Inc	Common Stock, 9 Shares	**	554
	Xcel Energy Inc	Common Stock, 23 Shares	**	1,480
	Subtotal - Common Stock - Other			125,370
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	2,565
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	1,430	1,430
	JPMORGAN USG MMKT FD CAP SHARE	Interest Bearing Cash Equivalents	**	1,567
	Subtotal - Cash and cash equivalents			5,562

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	DFA US SMALL CAP VALUE I	Registered Investment Company 1,308 shares	**	45,043
	DODGE & COX STOCK FUND	Registered Investment Company 675 shares	**	130,787
*	FID GOVT MMKT	Registered Investment Company 303 shares	**	303
*	FID US BOND INDX	Registered Investment Company 2,888 shares	**	34,398
*	FID GLB EX US IDX	Registered Investment Company 1,948 shares	**	26,083
*	FID 500 INDEX	Registered Investment Company 2,315 shares	**	259,344
*	FID EXT MKT IDX	Registered Investment Company 1,130 shares	**	73,469
	NB GENESIS R6	Registered Investment Company 732 shares	**	42,768
	Sub-Total Mutual Funds			612,195
	BTC STR COMP NL M	Collective Investment Trust 69 shares	**	808
	ARROWST ACWI EX-US A	Collective Investment Trust 494 shares	**	60,209
	PRU CORE PL BD CL 5	Collective Investment Trust 468 shares	**	84,129
	LOOMIS SAYLES & CO SMC GWTH C	Collective Investment Trust 2,402 shares	**	44,453
*	FID BLUE CHIP GR POOL	Collective Investment Trust 7,116 shares	**	132,286
	VANGUARD TARGET INC	Collective Investment Trust 680 shares	**	38,729
	VANGUARD TARGET 2015	Collective Investment Trust 595 shares	**	34,085
	VANGUARD TARGET 2020	Collective Investment Trust 2,246 shares	**	134,384
	VANGUARD TARGET 2025	Collective Investment Trust 3,056 shares	**	185,491
	VANGUARD TARGET 2030	Collective Investment Trust 3,339 shares	**	205,042
	VANGUARD TARGET 2035	Collective Investment Trust 1,769 shares	**	111,311
	VANGUARD TARGET 2040	Collective Investment Trust 1,473 shares	**	95,926
	VANGUARD TARGET 2045	Collective Investment Trust 995 shares	**	65,242
	VANGUARD TARGET 2050	Collective Investment Trust 1,210 shares	**	79,734
	VANGUARD TARGET 2055	Collective Investment Trust 446 shares	**	35,873
	VANGUARD TARGET 2060	Collective Investment Trust 409 shares	**	17,271
	VANGUARD TARGET 2065	Collective Investment Trust 47 shares	**	1,230
	Sub-Total Collective Investment Trusts			1,326,203
*	PRUD INCFLEX SEL LT GROWTH	Pooled Separate Account 68 shares	**	1,338
*	PRUD INCFLEX SEL LT BALANCED	Pooled Separate Account 67 shares	**	1,319
*	PRUD INCFLEX SEL LT INC & EQU	Pooled Separate Account 1 share	**	10
*	PRUD INCFLEX SEL CONSER GRO	Pooled Separate Account 12 shares	**	219
*	PRUD INCFLEX SEL LT INC & EQU	Pooled Separate Account 23 shares	**	385
*	PRUD INCFLEX SEL LT AGG GRO	Pooled Separate Account 6 shares	**	119
*	PRUD INCFLEX SEL LT GROWTH	Pooled Separate Account 6 shares	**	116
*	PRUD INCFLEX SEL LT BALANCED	Pooled Separate Account 6 shares	**	114
	Sub-Total Pooled Separate Accounts			3,620

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity	Cash	**	14,401
	AIG GLOBAL FDG SR MTN 2.3% 07/01/2022 144A	Corporate Bond 2.3% 7/1/22	**	549
	AT&T INC 3% 2/15/22	Corporate Bond 3.0% 2/15/22	**	753
	AT&T INC 2.8% 02/17/21	Corporate Bond 2.8% 02/17/21	**	744
	ABBVIE INC 2.5% 05/14/20	Corporate Bond 2.5% 05/14/20	**	578
	ABBVIE INC 2.3% 11/21/2022 144A	Corporate Bond 2.3% 11/21/22	**	1,843
	AERCAP IRELAND 4.125% 07/03/23	Corporate Bond 4.125% 07/03/23	**	642
	AERCAP IRELAND 4.45% 12/16/21	Corporate Bond 4.45% 12/16/21	**	435
	AERCAP IRELAND 4.875% 01/16/24	Corporate Bond 4.875% 01/16/24	**	507
	AIR LEASE CORP 2.5% 03/01/21	Corporate Bond 2.5% 03/01/21	**	955
	AIR LEASE CORP 4.25% 02/01/2024	Corporate Bond 4.25% 02/01/24	**	885
	AMOT 2017-3 A 2.04% 06/15/22	Mortgage Back Security 2017-3 A 2.04% 06/15/22	**	1,249
	AMOT 2018-1 A 2.7% 01/17/23	Mortgage Back Security 2018-1 A 2.7% 01/17/23	**	1,644
	AMOT 2018-2 A3.29% 05/23	Mortgage Back Security 2018-2 A 3.29% 05/23	**	2,016
	ALTRIA GROUP 3.49% 02/14/22	Corporate Bond 3.49% 02/14/22	**	616
	ALTRIA GROUP 3.8% 02/14/24	Corporate Bond 3.8% 02/14/24	**	760
	AMERICAN CAMPUS 3.35% 10/01/20	Corporate Bond 3.35% 10/01/20	**	557
	AMERICAN EXPRESS 2.75% 05/20/22	Corporate Bond 2.75% 05/20/22	**	1,838
	AMXCA 2018-4 A2 2.99% 12-15-23	Mortgage Back Security 2018-4 A2 2.99% 12/15/23	**	1,588
	AMXCA 2018-6 A2 3.06% 02/15/24	Mortgage Back Security 2018-6 A2 3.06% 02/15/24	**	1,529
	AMXCA 2019-2 A 2.67% 11/15/24	Mortgage Back Security 2019-2 A 2.67% 11/15/24	**	1,975
	AMXCA 2019-1 A 2.87% 10/15/24	Mortgage Back Security 2019-1 A 2.87% 10/15/24	**	637
	AMERICAN GENERAL LIFE	Synthetic GIC – 2.53% (fair value to contract value)	**	(1,267)
	AMPHENOL CORP NEW 3.2% 4/1/24	Corporate Bond 3.2% 04/01/24	**	312
	ANHUESER-BUSCH IN 3.3% 2/01/23	Corporate Bond 3.3% 2/01/23	**	1,522
	AON CORP 2.2% 11/15/22	Corporate Bond 2.2% 11/15/22	**	408
	AUTOZONE 3.125% 07/15/23	Corporate Bond 3.125% 07/15/23	**	1,101
	AXA EQUITABLE 3.9% 4/20/23	Corporate Bond 3.9% 04/20/23	**	158
	BACCT 2018-A1 A1 2.7% 07/17/23	Mortgage Back Security 2018-A1 A1 2.7% 07/17/23	**	2,018
	BAE SYSTEMS 2.85% 12/15/20	Corporate Bond 2.85% 12/15/20	**	1,431
	BMWFT 3.15% 5/15/23 144A	Mortgage Back Security 3.15% 5/15/23 144A	**	1,465
	BPCE SA 2.75% 12/02/21	Corporate Bond 2.75% 12/02/21	**	833
	BMWLT 2017-2 A3 2.07% 10/20	Mortgage Back Security 2017-2 A3 2.07% 10/20	**	266
	BMWLT 2019-1 2.84% 11/22/21	Mortgage Back Security 2019-1 2.84% 11/22/21	**	1,054
	BANK OF AMER 3.124%/VAR 1/20/23	Corporate Bond 3.124%/VAR 01/20/23	**	775
	BK OF AMER 3.004% /VAR 12/20/23	Corporate Bond 3.004%/VAR 12/20/23	**	2,711
	BANK OF AMERICA CO 3.864% 7/23/24	Corporate Bond 3.864% 7/23/24	**	2,139
	BANK OF AMERICA CO 2.456%/VAR 10/22/25	Corporate Bond 2.456%/VAR 10/22/25	**	1,809
	BOTWAT 2017-1 2.11% 01/15/23	Mortgage Back Security 2017-1 2.11% 01/15/23	**	1,123
	BOTWAT 2018-1 A3 3.43% 12/15/22	Mortgage Back Security 2018-1 A3 3.43% 12/15/22	**	775
	BOTWAT 2019-1 2.43% 04/15/24	Mortgage Back Security 2019-1 2.43% 04/15/24	**	807
	BARCLAYS PLC 3.25% 01/12/21	Corporate Bond 3.25% 01/12/21	**	813
	BARCLAYS BANK 4.338%/VAR 5/16/24	Corporate Bond 4.338%/VAR 5/16/24	**	1,251
	BARCLAYS BANK 3.932%/VAR 05/07/25	Corporate Bond 3.932%/VAR 05/07/25	**	1,183
	BARCLAYS BANK 2.65% 01/11/21	Corporate Bond 2.65% 01/11/21	**	1,702
	BMARK 2018-B2 A2 3.6623% 02/51	Mortgage Back Security 3.6623% 02/51	**	1,781
	BMARK 2018-B7 A2 4.377% 05/53	Mortgage Back Security 4.377% 05/53	**	965
	BMARK 2018-B8 A2 4.149% 01/15/52	Mortgage Back Security 4.149% 01/15/52	**	1,094
	BERKSHIRE HATHAWA 2.8% 1/15/23	Corporate Bond 2.8% 1/15/23	**	1,857

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BERKSHIRE HATH 2.75% 3/15/23	Corporate Bond 2.75% 3/15/23	**	733
	BOSTON SCIENTIFIC 3.45% 03/01/24	Corporate Bond 3.45% 03/01/24	**	617
	BRISTOL-MEYERS 2.6% 05/16/22 144A	Corporate Bond 2.6% 05/16/22 144A	**	1,510
	BRISTOL-MEYERS 2.9% 07/26/24 144A	Corporate Bond 2.9% 07/26/24 144A	**	1,953
	CIGNA CORP 3.4% 09/17/21	Corporate Bond 3.4% 09/17/21	**	1,360
	CIGNA CORP 3.75% 07/15/23	Corporate Bond 3.75% 07/15/23	**	716
	COMM 14-UBS6 ASB 3.387% 12/10/47	Mortgage Back Security 3.387% 12/10/47	**	415
	COMM 2015-CR22 A2 2.856% 03/48	Mortgage Back Security 2.856% 03/48	**	189
	COMM 2015-CR22 ASB 3.144% 03/48	Mortgage Back Security 3.144% 03/48	**	647
	COMM 15-CR23 ASB 3.257% 05/48	Mortgage Back Security 3.257% 05/48	**	699
	COMM 15-CR26 ASB 3.373% 10/48	Mortgage Back Security 3.373% 10/48	**	475
	CSMC 16-NXSR A1 1.9708% 12/49	Mortgage Back Security 1.9708% 12/49	**	211
	CSAIL 2017-CX9 A2 3.0538% 09/15/50	Mortgage Back Security 3.0538% 09/15/50	**	1,336
	COMM 2012-LC4 A4 3.288% 12/44	Mortgage Back Security 3.288% 12/44	**	1,873
	COMM 2012-CR2 A3 2.841% 8/45	Mortgage Back Security 2.841% 8/45	**	2,074
	COMM 2012-CR3 ASB 2.372% 11/45	Mortgage Back Security 2.372% 11/45	**	583
	COMM 2012-CR3 A3 2.822% 10/45	Mortgage Back Security 2.822% 10/45	**	885
	COMM 2013-CR6 A4 3.101% 03/46	Mortgage Back Security 3.101% 03/46	**	1,042
	COMM 2013-CR7 A4 3.213% 03/46	Mortgage Back Security 3.213% 03/46	**	1,071
	COMM 2013-CR8 A5 3.612% 06/46	Mortgage Back Security 3.612% 06/46	**	647
	CSAIL 2015-C2 ASB 3.2241% 06/57	Mortgage Back Security 3.2241% 06/57	**	482
	CNH 2018-A A3 3.12% 07/23	Mortgage Back Security 3.12% 07/23	**	1,449
	CVS HEALTH CORP 2.8% 07/20/20	Corporate Bond 2.8% 07/20/20	**	681
	CVS HEALTH CORP 3.35% 03/09/21	Corporate Bond 3.35% 03/09/21	**	669
	CA ST 2.40% 10/1/25	Government Bond 2.40% 10/1/25	**	1,205
	CAN NATURAL RES 3.45% 11/15/21	Corporate Bond 3.45% 11/15/21	**	1,159
	CPART 2018-1A A3 3.088% 11/21 144A	Mortgage Back Security 3.088% 11/21 144A	**	1,073
	CPART 2017-1A A3 2.05% 03/21	Mortgage Back Security 2.05% 03/21	**	255
	CPART 2018-2A A3 3.27% 12/22	Mortgage Back Security 3.27% 12/22	**	1,181
	CAPITAL ONE FIN 3.2% 1/30/23	Corporate Bond 3.2% 1/30/23	**	2,602
	COMET 2015-A2 A2 2.08% 03/23	Mortgage Back Security 2015-A2 A2 2.08% 03/23	**	2,301
	COMET MULTI-ASST 2.84% 12/15/24	Mortgage Back Security 2.84% 12/15/24	**	2,045
	CAPITAL ONE NATL ASN 2.15% 09/06/22	Corporate Bond 2.15% 09/06/22	**	478
	CARMX 2016-4 1.4% 08/15/21	Mortgage Back Security 1.4% 08/15/21	**	341
	CARMX 2017-4 2.11% 10/17/22	Mortgage Back Security 2.11% 10/17/22	**	604
	CARMX 2017-3 A3 1.97% 04/15/22	Mortgage Back Security 1.97% 04/15/22	**	437
	CARMX 2018-2 A3 2.98% 01/23	Mortgage Back Security 2.98% 01/23	**	877
	CARMX 2018-4 3.36% 09/15/23	Mortgage Back Security 3.36% 09/15/23	**	958
	CARMX 2019-1 3.05% 03/15/24	Mortgage Back Security 3.05% 03/15/24	**	1,238
	CENTERPOINT ENE 2.50% 09/01/22	Corporate Bond 2.50% 09/01/22	**	390
	CHAIT 2015-A4 A4 1.84% 04/22	Mortgage Back Security 2015-A4 A4 1.84% 04/22	**	1,811
	CGCMT 2016-P6 A1 1.884% 12/49	Mortgage Back Security 2016-P6 A1 1.884% 12/49	**	101
	CITIGROUP INC 2.75% 4/25/2022	Corporate Bond 2.75% 4/25/2022	**	1,343
	CITIGROUP INC 2.7% 10/27/2022	Corporate Bond 2.7% 10/27/2022	**	204
	CITIGROUP 3.142%/VAR 1/24/23	Corporate Bond 3.142%/VAR 1/24/23	**	700
	CCCIT 2017-A8 A8 1.86% 8/8/22	Mortgage Back Security 2017-A8 A8 1.86% 8/8/22	**	1,753
	CCCIT 2018-A1 A1 2.49% 01/23	Mortgage Back Security 2018-A1 A1 2.49% 01/23	**	1,671
	CGCMT 2012-GC8 A4 3.024% 9/45	Mortgage Back Security 2012-GC8 A4 3.024% 9/45	**	855
	CGCMT 13-GC11 A4 3.093% 04/46	Mortgage Back Security 13-GC11 A4 3.093% 04/46	**	237
	CGCMT 13-GC15 A4 4.371% 09/46	Mortgage Back Security 13-GC15 A4 4.371% 09/46	**	603

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	CGCMT 13-GC17 A4 4.131% 11/46	Mortgage Back Security 13-GC17 A4 4.131% 11/46	**	765
	CGCMT 2014-GC21 3.477% 05/47	Mortgage Back Security 2014-GC21 3.477% 05/47	**	495
	CGCMT 2014-GC23 A3 3.356% 07/47	Mortgage Back Security 2014-GC23 A3 3.356% 07/47	**	1,295
	CGCMT 16-GC36 AAB 3.368% 02/49	Mortgage Back Security 16-GC36 AAB 3.368% 02/49	**	821
	CITIBANK NA 3.65% 01/23/24	Corporate Bond 3.65% 01/23/24	**	1,880
	CITIBANK NA 3.165%/VAR 02/19/22	Corporate Bond 3.165%/VAR 02/19/22	**	1,537
	CGCMT 2017-P7 A2 3.212% 04/50	Mortgage Back Security 2017-P7 A2 3.212% 04/50	**	812
	CITIZENS BANK NA 2.55% 5/13/21	Corporate Bond 2.55% 5/13/21	**	1,192
	CITIZENS BANK NA 2.65% 5/26/22	Corporate Bond 2.65% 5/26/22	**	873
	CITIZENS FINCL 2.375% 7/28/21	Corporate Bond 2.375% 7/28/21	**	129
	COMCAST CORP NEW 3.7% 04/24	Corporate Bond 3.7% 04/24	**	1,610
	COMCAST CORP 3.95% 10/15/25	Corporate Bond 3.95% 10/15/25	**	941
	COMPASS BANK 2.875% 6/29/22	Corporate Bond 2.875% 06/29/22	**	1,632
	COMPASS BK BIRM 3.5% 6/11/21	Corporate Bond 3.5% 6/11/21	**	1,189
	CREDIT SUISSE 2.593%/VAR 09/25 144A	Corporate Bond 2.593%/VAR 09/25 144A	**	1,300
	CREDIT SUISSE 3.125% 12/20	Corporate Bond 3.125% 12/20	**	253
	CREDIT SUISSE GG 3.45% 4/16/21	Corporate Bond 3.45% 4/16/21	**	1,116
	CREDIT SUISSE NY 3% 10/29/21	Corporate Bond 3% 10/29/21	**	779
	CSAIL 2019-C15 TR 3.4505% 03/15/52	Mortgage Back Security 2019-C15 3.4505% 03/15/52	**	1,075
	DBUBS 2011-LC2A A4 4.537% 7/44	Mortgage Back Security 2011-LC2A A4 4.537% 7/44	**	1,309
	DAIMLER FIN 2.25% 3/20 144A	Corporate Bond 2.25% 3/20 144A	**	1,634
	DAIMLER FIN 2.85% 1/6/22 144A	Corporate Bond 2.85% 1/6/22 144A	**	1,068
	DAIMLER FIN 2.3% 2/12/21 144A	Corporate Bond 2.3% 2/12/21 144A	**	1,718
	DEERE JOHN CAPITAL 2.6% 03/07/24	Corporate Bond 2.6% 03/07/24	**	467
	DEFT 2018-1 A3 3.18% 06/22/23	Mortgage Back Security 2018-1 A3 3.18% 06/22/23	**	497
	DEFT 2018-2 A3 3.37% 10/22/23	Mortgage Back Security 2018-2 A3 3.37% 10/22/23	**	653
	DIGITAL REALTY 3.95% 07/01/22	Corporate Bond 3.95% 07/01/22	**	521
	DIGITAL REALTY 2.75% 2/1/23	Corporate Bond 2.75% 2/1/23	**	650
	DISCOVER BKNT NEW 3.2% 8/9/21	Corporate Bond 3.2% 8/9/21	**	257
	DISCOVER BANK 3.35% 2/06/23	Corporate Bond 3.35% 2/06/23	**	489
	DCENT 2017-A6 A6 1.88% 2/15/23	Mortgage Back Security 2017-A6 A6 1.88% 2/15/23	**	1,296
	DCENT 2018-A5 A5 3.32% 03/24	Mortgage Back Security 2018-A5 A5 3.32% 03/24	**	1,914
	DCENT 2019-A1 A1 3.04% 07/24	Mortgage Back Security 2019-A1 A1 3.04% 07/24	**	1,468
	DOMINION GAS HLDGS 2.5% 11/24	Corporate Bond 2.5% 11/24	**	313
	DOMINION RESOURCE 2% 8/15/21	Corporate Bond 2% 8/15/21	**	447
	DUKE ENERGY 1.8% 9/1/21	Corporate Bond 1.8% 9/1/21	**	403
	DUKE ENERGY FL 1.196% 3/1/20	Mortgage Back Security 1.196% 3/1/20	**	23
	ERP OPERATING LP 3.375% 6/1/25	Corporate Bond 3.375% 6/1/25	**	779
	EDISON INTRNL 2.95% 03/15/23	Corporate Bond 2.95% 03/15/23	**	277
	EVERSOURCE ENERGY 2.5% 3/15/21	Corporate Bond 2.5% 3/15/21	**	1,407
	EXELON CORP VAR 06/01/2022	Corporate Bond VAR 06/01/2022	**	798
	FHLG 15YR 2.5% 10/31 #G16387	Government Bond 2.5% 10/31 #G16387	**	1,475
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 5.50% 7/35 #G05815	**	58
	FHLG 20YR 3.5% 06/32#C91456	Government Bond 3.5% 06/32#C91456	**	1,133
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/34 #G01665	**	84
	FHLG 15YR 4.00% 4/26 #E02867	Government Bond 4.00% 4/26 #E02867	**	77
	FHLG 15YR 3% 05/29 #J29409	Government Bond 3% 05/29 #J29409	**	1,639
	FHLG 15YR 3% 05/29 #J32373	Government Bond 3% 05/29 #J32373	**	4,496
	FHLG 15YR 2.5% 11/28 #J32374	Government Bond 2.5% 11/28 #J32374	**	4,101
	FHLG 15YR 2.5% 12/31 #SB0093	Government Bond 2.5% 12/31 #SB0093	**	2,476

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/34 #Z40042	**	641
	FHLG 20YR 3% 11/33#G30872	Government Bond 3% 11/33#G30872	**	1,407
	FHLG 20YR 3.5% 05/38#G31067	Government Bond 3.5% 05/38#G31067	**	772
	FNMA 1.25% 08/17/21	Government Bond 1.25% 08/17/21	**	1,174
	FNR 2012-149 DA 1.75% 01/43	Mortgage Back Security 2012-149 DA 1.75% 01/43	**	161
	FNR 2012-151 PA 1.5% 01/25/43	Mortgage Back Security 2012-151 PA 1.5% 01/25/43	**	920
	FNR PA 1.5% 02/25/43	Mortgage Back Security PA 1.5% 02/25/43	**	1,367
	FNR 2013-16 GP 3% 01/33	Mortgage Back Security 2013-16 GP 3% 01/33	**	448
	FNR PA 3% 6/25/43	Mortgage Back Security 3.0% 6/25/43	**	904
	FNR 2015-32 PA 3% 4/44	Mortgage Back Security 2015-32 PA 3% 4/44	**	678
	FNR 2015-28 P 2.5% 5/45	Mortgage Back Security 2015-28 P 2.5% 5/45	**	1,777
	FNR 2015-28 JE 3% 05/45	Mortgage Back Security 2015-28 JE 3% 05/45	**	1,256
	FNR 2015-42 LE 3% 06/45	Mortgage Back Security 2015-42 LE 3% 06/45	**	1,117
	FNR 2015-49 LE 3% 07/45	Mortgage Back Security 2015-49 LE 3% 07/45	**	818
	FNR 2015-54 LE 2.5% 07/45	Mortgage Back Security 2015-54 LE 2.5% 07/45	**	920
	FNR 2016-19 AH 3% 04/46	Mortgage Back Security 2016-19 AH 3% 04/46	**	843
	FNR 2016-26 CG 3% 05/46	Mortgage Back Security 2016-26 CG 3% 05/46	**	2,220
	FNR 2016-27 HK 3% 01/41	Mortgage Back Security 2016-27 HK 3% 01/41	**	1,110
	FNR 2016-27 KG 3% 01/40	Mortgage Back Security 2016-27 KG 3% 01/40	**	547
	FNR 2016-37 BK 3% 06/25/46	Mortgage Back Security 2016-37-BK 3% 06/25/46	**	2,303
	FNR 2016-34 GH 06/25/46	Mortgage Back Security 2016-34 GH 3% 06/25/46	**	2,177
	FNR 2016-105 PA 3.5% 4/45	Mortgage Back Security 2016-105 PA 3.5% 4/45	**	1,483
	FNR 2016-100 P 3.5% 11/44	Mortgage Back Security 2016-100 P 3.5% 11/44	**	2,206
	FNR 2017-11 HA 3.5% 12/45	Mortgage Back Security 2017-11 HA 3.5% 12/45	**	2,352
	FNR 2017-20 AP 3.5% 03/45	Mortgage Back Security 2017-20 AP 3.5% 03/45	**	2,636
	FNR 2017-74 PA 3.5% 11/45	Mortgage Back Security 2017-74 PA 3.5% 11/45	**	2,380
	FNR 2017-97 P 3% 01/47	Mortgage Back Security 2017-97 P 3% 01/47	**	1,529
	FNR 2018-3 LP 3% 02/47	Mortgage Back Security 2018-3 LP 3% 02/47	**	4,347
	FNR 2018-16 NB 3.25% 12/44	Mortgage Back Security 2018-16 NB 3.25% 12/44	**	1,528
	FNR 2018-11 LA 3.5% 7/45	Mortgage Back Security 2018-11 LA 3.5% 7/45	**	1,980
	FNR 2018-44 PA 3.5% 06/44	Mortgage Back Security 2018-44 PA 3.5% 06/44	**	7,681
	FNR PA 3.5% 02/46	Mortgage Back Security PA 3.5% 02/46	**	2,293
	FNMA GTD CTF 3.5% 10/44	Mortgage Back Security CTF 3.5% 10/44	**	1,930
	FNR 2018-88 BA 4% 11/25/43	Mortgage Back Security 2018-88 BA 4% 11/25/43	**	2,357
	FNMA GTD REM 2019-14 DA 4% 03/25/48	Mortgage Back Security 2019-14 DA 4% 03/25/48	**	1,100
	FNMA GTD REM 4% 11/48	Mortgage Back Security 4% 11/48	**	2,351
	FNMA GTD REM 3% 03/48	Mortgage Back Security 3% 03/48	**	4,448
	FNMA GTD REM 2019-38 AB 3% 07/25/39	Mortgage Back Security 2019-38 AB 3% 07/25/39	**	2,456
	FNMA GTD REM PA 2.5% 10/39	Mortgage Back Security 2.5% 10/39	**	1,563
	FHLMC GT 4135 AB 1.75% 06/15/42	Mortgage Back Security 4135 AB 1.75% 06/15/42	**	128
	FHKMC CTFS 2.682% 10/25/22	Government Bond CTFS 2.682% 10/25/22	**	412
	FHLMC GT 2% 08/32	Mortgage Back Security GT 2% 08/32	**	443
	FHLMC GT 2% 10/32	Mortgage Back Security GT 2% 10/32	**	462
	FHLMC GT 3.0% 05/45	Mortgage Back Security GT 3.0% 05/45	**	727
	FHLMC GT K720 A2 2.716% 06/22	Government Bond A2 2.716% 06/22	**	1,749
	FHLMC GT K722 A2 2.406% 03/23	Government Bond A2 2.406% 03/23	**	1,613
	FHMA K724 A1 2.776% 03/23	Government Bond K724 A1 2.776% 03/23	**	412
	FREDDIE MAC 4656 PA 3.5% 10/15/45	Mortgage Back Security PA 3.5% 10/15/45	**	1,564
	FHR 4683 EA 2.5% 05/47	Mortgage Back Security EA 2.5% 05/47	**	1,934
	FHMS K027 A2 2.637% 01/23	Government Bond A2 2.637% 01/23	**	1,562

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHLMC CTF GT 3.3% 04/25/2023	Government Bond GT 3.3% 04/25/2023	**	1,492
	FHLMC 1.125% 08/12/2021	Government Bond 1.125% 08/12/2021	**	1,465
	FHMS 2017-K727 A1 2.632% 10/25/2023	Government Bond A1 2.632% 10/25/2023	**	265
	FHLMC CTF GT K727 A2 2.946% 07/24	Government Bond A2 2.946% 07/24	**	1,818
	FHLMC 4765 QA 3% 02/15/2046	Mortgage Back Security QA 3% 02/15/2046	**	3,255
	FHLMC GT 2018-K079 A1 3.729% 02/28	Government Bond A1 3.729% 02/28	**	516
	FHLMC GT 4847 CA 3.5% 11/15/45	Mortgage Back Security CA 3.5% 11/15/45	**	1,831
	FHLMC GT 4% 07/15/2047	Mortgage Back Security GT 4% 7/15/47	**	2,846
	FHLMC GT 2019-4872 AB 4% 08/47	Mortgage Back Security AB 4% 08/47	**	2,691
	FHLMC GT 3% 07/25/2039	Mortgage Back Security GT 3% 07/25/39	**	1,934
	FREDDIE MAC 3% 10/25/2048	Mortgage Back Security 3% 10/25/48	**	1,709
	FREDDIE MAC 2018-4766 MA 3.5% 02/46	Mortgage Back Security MA 3.5% 02/46	**	3,064
*	Fidelity Short Term Cash Fund	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	6,127
	FNMA 5.50% 11/34 #310105	Government Bond 5.50% 11/34 #310105	**	464
	FNMA 20YR 2.5% 01/33 #AL2974	Government Bond 20YR 2.5% 01/33 #AL2974	**	393
	FNMA 20YR 2.5% 01/33 #AL2975	Government Bond 20YR 2.5% 01/33 #AL2975	**	451
	FNMA 20YR 2.5% 01/33 #AL2976	Government Bond 20YR 2.5% 01/33 #AL2976	**	268
	FNMA 20YR 2.5% 01/33 #AL2982	Government Bond 20YR 2.5% 01/33 #AL2982	**	317
	FNMA 15YR 3.5% 10/29#AL5851	Government Bond 15YR 3.5% 10/29#AL5851	**	231
	FNMA 15YR 3.5% 09/29#AL5878	Government Bond 15YR 3.5% 09/29#AL5878	**	583
	FNMA 15YR 4.5% 11/25#AL8242	Government Bond 15YR 4.5% 11/25#AL8242	**	361
	FNMA 15YR 2.5% 10/31 #AS8010	Government Bond 15YR 2.5% 10/31 #AS8010	**	990
	FNMA 15YR 3% 09/31#AL8853	Government Bond 15YR 3% 09/31#AL8853	**	2,482
	FNMA 6.50% 7/32 #545759	Government Bond 6.50% 7/32 #545759	**	26
	FNMA 6.50% 7/32 #545762	Government Bond 6.50% 7/32 #545762	**	6
	FHR 3415 PC 5% 12/37	Mortgage Back Security 3415 PC 5% 12/37	**	59
	FNR 2011-26 PA 4.5% 04/41	Mortgage Back Security 2011-26 PA 4.5% 04/41	**	601
	FNMA 15YR 4% 05/29 #BM5499	Government Bond 15YR 4% 05/29 #BM5499	**	4,255
	FNMA 15YR 3% 12/31 #BM1790	Government Bond 15YR 3% 12/31 #BM1790	**	991
	FNMA 3.5% 07/32 #BM3929	Government Bond 3.5% 07/32 #BM3929	**	2,156
	FNMA 15YR 3% 03/01/2030 #BM4299	Government Bond 15YR 3% 03/01/2030 #BM4299	**	3,971
	FNMA 15YR 3% 12/01/2032 #BM5109	Government Bond 15YR 3% 12/01/2032 #BM5109	**	6,002
	FNMA 15YR 3% 09/01/2032 #BM5110	Government Bond 15YR 3% 09/01/2032 #BM5110	**	2,625
	FNMA 20YR 4.5% 06/01/2039 #FM1045	Government Bond 20YR 4.5% 06/01/2039 #FM1045	**	205
	FNMA 20YR 4.5% 08/01/2039 #FM1353	Government Bond 20YR 4.5% 08/01/2039 #FM1353	**	460
	FNMA 15YR 3% 06/01/2033	Government Bond 15YR 3% 06/01/2033	**	1,679
	FNMA 30YR 4.5% 09/01/2049 #FM1534	Government Bond 30YR 4.5% 09/01/2049 #FM1534	**	3,484
	FNMA 15YR 3.5% 09/01/2034 #FM1577	Government Bond 15YR 3.5% 09/01/2034 #FM1577	**	2,107
	FNMA 20YR 4.5% 03/01/2039 #FM1774	Government Bond 20YR 4.5% 03/01/2039 #FM1774	**	355
	FNMA 6.50% 12/32 #735415	Government Bond 6.5% 12/32 #735415	**	10
	FNMA 6.50% 7/35 #745092	Government Bond 6.50% 7/35 #745092	**	11
	FNMA 6.50% 8/36 #888034	Government Bond 6.50% 8/36 #888034	**	18
	FNMA 6.50% 8/36 #888544	Government Bond 6.50% 8/36 #888544	**	77
	FNMA 20YR 4.0% 04/01/2038 #MA3337	Government Bond 20YR 4.0% 04/01/2038 #MA3337	**	3,159
	FNMA 6.50% 12/35 #AD0723	Government Bond 6.50% 12/35 #AD0723	**	96
	FNMA 6.50% 8/36 #AE0746	Government Bond 6.50% 8/36 #AE0746	**	65
	FIFTH THIRD BAN 2.875% 10/1/21	Corporate Bond 2.875% 10/1/21	**	777
	FITAT 2017-1 A3 1.8% 02/22	Mortgage Back Security 2017-1 A3 1.8% 02/22	**	455
	FORDF 2017-1 A1 2.07% 05/15/22	Mortgage Back Security 2017-1 A1 2.07% 05/15/22	**	1,035
	FORDF 2017-2 A1 2.16% 09/15/22	Mortgage Back Security 2017-2 A1 2.16% 09/15/22	**	1,729

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FORDF 2018-1 A1 2.95% 5/23	Mortgage Back Security 2018-1 A1 2.95% 5/23	**	2,047
	FORDR 2015-1 A 2.12% 07/26	Mortgage Back Security 2015-1 A 2.12% 07/26	**	2,259
	FORD CRD 16-1 A 2.31% 08/15/20	Mortgage Back Security 16-1 A 2.31% 08/15/20	**	2,096
	FORDO 2016-C A3 1.22% 03/21	Mortgage Back Security 2016-C A3 1.22% 03/21	**	153
	FORDO 2017-A A3 1.67% 6/21	Mortgage Back Security 2017-A A3 1.67% 6/21	**	354
	FORDO 2019-1 A 3.52% 07/15/2030 14	Mortgage Back Security 2019-1 A 3.52% 07/15/2030 14	**	1,545
	FORD MTR CR CO 3.336% 03/18/21	Corporate Bond 3.36% 03/18/21	**	1,780
	FORD MTR CR CO 2.681% 01/09/20	Corporate Bond 2.681% 01/09/20	**	912
	FORD MTR CR LLC 3.339% 3/28/22	Corporate Bond 3.339% 3/28/22	**	766
	FORD MTR CR CO 4.14% 02/15/23	Corporate Bond 4.14% 02/15/23	**	1,566
	FORTIVE CORP 2.35% 06/15/21	Corporate Bond 2.35% 06/15/21	**	538
	GE CAP INTL 2.342% 11/15/20	Corporate Bond 2.342% 11/15/20	**	1,516
	GNII II 4.5% 06/20/48 #MA5265	Government Bond 4.5% 06/20/48 #MA5265	**	1,569
	GFORT 2017-1 A1 2.22% 01/22 144A	Mortgage Back Security 2017-1 A1 2.22% 01/22 144A	**	1,355
	GFORT 3.13% 03/15/2023	Mortgage Back Security 3.13% 03/15/2023	**	1,567
	GSMS 2012-GC6 A3 3.482% 01/45	Mortgage Back Security 2012-GC6 A3 3.482% 01/45	**	918
	GSMS 2013-GC10 A4 2.681% 02/46	Mortgage Back Security 2013-GC10 A4 2.681% 02/46	**	631
	GSMS 2013-GC10 A5 2.943% 02/46	Mortgage Back Security 2013-GC10 A5 2.943% 02/46	**	1,822
	GSMS 2012-GCJ7 A4 3.377% 05/45	Mortgage Back Security 2012-GCJ7 A4 3.377% 05/45	**	1,321
	GSMS 2014-GC26 AAB 3.365% 11/47	Mortgage Back Security 2014-GC26 AAB 3.365% 11/47	**	1,058
	GSMS 2015-GC32 A2 3.062% 7/48	Mortgage Back Security 2015-GC32 A2 3.062% 7/48	**	1,125
	GSMS 2015-GC32 AAB 3.513% 7/48	Mortgage Back Security 2015-GC32 AAB 3.513% 7/48	**	606
	GSMS 2015-GC28 AAB 3.206% 2/48	Mortgage Back Security 2015-GC28 AAB 3.206% 2/48	**	763
	GSMS 2016-GS4 A1 1.731% 11/49	Mortgage Back Security 2016-GS4 A1 1.731% 11/49	**	109
	GSMS 2014-GC18 AAB 3.648% 01/47	Mortgage Back Security 2014-GC18 AAB 3.648% 01/47	**	211
	GSMS 14-GC20 AAB 3.655% 04/47	Mortgage Back Security 14-GC20 AAB 3.655% 04/47	**	260
	GMCAR 2018-1A A3 2.32% 7/18/22	Mortgage Back Security 2018-1A A3 2.32% 7/18/22	**	694
	GMFALT 2019-1 2.98% 12/21	Mortgage Back Security 2019-1 2.98% 12/21	**	903
	GMCAR 2019-1 2.97% 11/23	Mortgage Back Security 2019-1 2.97% 11/23	**	1,387
	GMFALT 2019-1 2.67% 03/22	Mortgage Back Security 2019-1 2.67% 03/22	**	543
	GENERAL ELEC CO 3.375% 3/11/24	Corporate Bond 3.375% 3/11/24	**	1,561
	GENERAL MTRS FIN 2.65% 4/13/20	Corporate Bond 2.65% 4/13/20	**	1,249
	GENERAL MTRS FINL 3.55% 4/9/21	Corporate Bond 3.55% 4/9/21	**	1,031
	GSINC 5.25% 7/27/21	Corporate Bond 5.25% 7/27/21	**	702
	GOLDMAN SACHS GRP 3% 04/26/22	Corporate Bond 3% 04/26/22	**	763
	GOLDMAN SACHS GRP 2.905%/VAR 07/23	Corporate Bond 2.905%/VAR 07/23	**	783
	GOLDMAN SAC BK USA 3.2% 02/23	Corporate Bond 3.2% 02/23	**	1,247
	GOLDMAN SACHS 2.876%/VAR 10/22	Corporate Bond 2.876%/VAR 10/22	**	1,329
	HSBC HLDNGS 3.262/VAR 3/13/23	Corporate Bond 3.262/VAR 3/13/23	**	1,548
	HSBC HOLDINGS 3.95%/VAR 5/24	Corporate Bond 3.95%/VAR 5/24	**	1,690
	HSBC HOLDINGS 3.803%/VAR 03/11/25	Corporate Bond 3.803%/VAR 03/11/25	**	2,015
	HEALTH CARE REI 4% 06/01/25	Corporate Bond 4% 06/01/25	**	1,176
	HEALTHCARE TR 3.5% 08/26	Corporate Bond 3.5% 08/26	**	176
	HAROT 2016-4 A3 1.21% 12/20	Mortgage Back Security 2016-4 A3 1.21% 12/20	**	142
	HAROT 2017-1 A3 1.72% 07/21	Mortgage Back Security 2017-1 A3 1.72% 07/21	**	417
	HUNTINGTN BCSHRS 2.3% 1/14/22	Corporate Bond 2.3% 1/14/22	**	1,097
	HUNTINGTN BCSHRS 2.625% 8/6/24	Corporate Bond 2.625% 8/6/24	**	1,340
	HART 2016-B A3 1.29% 4/21	Mortgage Back Security 2016-B A3 1.29% 4/21	**	209
	HART 2019-B 1.94% 02/15/2024	Mortgage Back Security 2019-B 1.94% 02/15/2024	**	1,063
	HALST 2018-A A3 2.79% 07/22	Mortgage Back Security 2018-A A3 2.79% 07/22	**	1,021

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	IMPERIAL TOBACCO 3.125% 07/24 144A	Corporate Bond 3.125% 07/24 144A	**	1,484
	INTERCO EXCH INC 3.45% 9/21/23	Corporate Bond 3.45% 9/21/23	**	974
	IBM CORPORATION 2.85% 05/13/2022	Corporate Bond 2.85% 05/13/2022	**	1,948
	JPMCC 2015-JP1 A2 3.1438% 1/49	Mortgage Back Security 2015-JP1 A2 3.1438% 1/49	**	796
	JP MORGAN CHASE 2.295% 8/15/21	Corporate Bond 2.295% 8/15/21	**	404
	JPMORGAN CHASE 2.55% 3/1/21	Corporate Bond 2.55% 3/1/21	**	1,087
	JP MORGAN CHASE	Synthetic GIC – 2.54% (fair value to contract value)	**	(2,141)
	JPMCC 2012-C6 A3 3.5074% 5/45	Mortgage Back Security 2012-C6 A3 3.5074% 5/45	**	532
	JPMCC 2013-C10 A5 3.1425% 12/47	Mortgage Back Security 2013-C10 A5 3.1425% 12/47	**	1,550
	JPMCC 14-C22 3.8012% 09/47	Mortgage Back Security 14-C22 3.8012% 09/47	**	739
	JPMCC 14-C22 ASB 3.5036% 09/47	Mortgage Back Security 14-C22 3.5036% 09/47	**	687
	JPMCC 16-JP4 A2 2.984% 12/49	Mortgage Back Security 16-JP4 A2 2.984% 12/49	**	1,085
	JPMORGAN CHASE 3.559%/VAR 04/23/24	Corporate Bond 3.559%/VAR 04/23/24	**	2,097
	JPMORGAN CHASE 3.514% 06/18/2022	Corporate Bond 3.514% 06/18/2022	**	1,636
	JPMORGAN CHASE 4.023/VAR 12/24	Corporate Bond 4.023/VAR 12/24	**	780
	JAPAN BANK INTL 1.5% 7/21/21	Corporate Bond 1.5% 7/21/21	**	1,313
	JOHN DEERE 2019-B 2.21% 12/23	Mortgage Back Security 2019-B 2.21% 12/23	**	1,179
	KEY BANK NA 3.3% 02/01/22	Corporate Bond 3.3% 02/01/22	**	446
	KINDER MORGAN EN 3.5% 9/1/23	Corporate Bond 3.5% 9/1/23	**	890
	KCOT 2018-1A A3 3.1% 08/22	Mortgage Back Security 2018-1A A3 3.1% 08/22	**	2,032
	LINCOLN NATL LIFE INS CO	Synthetic GIC – 2.53% (fair value to contract value)	**	(448)
	MARSH & MCLENNAN 2.75% 01/30/22	Corporate Bond 2.75% 01/30/22	**	1,735
	MARSH & MCLENNAN 3.875% 03/15/24	Corporate Bond 3.875% 03/15/24	**	721
	MCDONALDS CORP MTN 3.625% 5/21	Corporate Bond 3.625% 5/21	**	406
	MBALT 2019-B A3 2.03% 10/22	Mortgage Back Security 2019-B A3 2.03% 10/22	**	828
	MBALT 2019-A A3 3.1% 11/21	Mortgage Back Security 2019-A A3 3.1% 11/21	**	914
	METROPOLITAN LIFE INS CO	Synthetic GIC – 2.54% (fair value to contract value)	**	(484)
	MET LIFE GLOB 2.65% 4/22 144A	Corporate Bond 2.65% 4/22 144A	**	1,347
	MITSUBISHI UFJ FI 2.95% 3/1/21	Corporate Bond 2.95% 3/1/21	**	1,657
	MITSUBISH UFJ 2.19% 9/13/21	Corporate Bond 2.19% 9/13/21	**	1,716
	MITSUBISHI UFJ FIN 2.998% 2/22	Corporate Bond 2.998% 2/22	**	927
	MITSUBISHI UFJ 3.455% 3/02/23	Corporate Bond 3.455% 3/02/23	**	838
	MITSUBISHI UFJ 3.218% 03/07/22	Corporate Bond 3.218% 03/07/22	**	1,552
	MITSUBISHI UFJ 2.623% 07/18/22	Corporate Bond 2.623% 07/18/22	**	1,435
	MIZUHO FINL 2.273% 9/13/21	Corporate Bond 2.273% 9/13/21	**	901
	MOODYS CORP 2.75% 12/15/21	Corporate Bond 2.75% 12/15/21	**	556
	MSBAM 2015-C22 ASB 3.04% 4/15/48	Mortgage Back Security 2015-C22 ASB 3.04% 4/15/48	**	416
	MSBAM 2013-C7 A4 2.918% 2/46	Mortgage Back Security 2013-C7 A4 2.918% 2/46	**	1,295
	MSBAM 2016-C32 A1 1.968% 12/49	Mortgage Back Security 2016-C32 A1 1.968% 12/49	**	350
	MORGAN STANLEY 2.75% 05/19/22	Corporate Bond 2.75% 05/19/22	**	797
	MORGAN STANLEY 3.125% 01/23/23	Corporate Bond 3.125% 01/23/23	**	1,635
	MORGAN STANLEY 3.737%/VAR 4/24	Corporate Bond 3.737%/VAR 4/24	**	1,690
	MORGAN STANLEY 2.72%/VAR 07/25	Corporate Bond 2.72%/VAR 07/25	**	1,137
	MSC 2011-C2 A4 4.661% 06/44	Mortgage Back Security 2011-C2 A4 4.661% 06/44	**	1,130
	MORGAN STANLEY 2.5% 04/21/21	Corporate Bond 2.5% 04/21/21	**	1,085
	MORGAN STANLE MTN 5.5% 1/26/20	Corporate Bond 5.5% 1/26/20	**	1,723
	MSBAM 2012-C6 A4 2.858% 11/45	Mortgage Back Security 2012-C6 A4 2.858% 11/45	**	1,691
	MSBAM 2013-C8 A4 3.134% 12/48	Mortgage Back Security 2013-C8 A4 3.134% 12/48	**	1,476
	MSBAM 2013-C11 A4 CSTR 8/46	Mortgage Back Security 2013-C11 A4 CSTR 8/46	**	492
	MSBAM 13-C13 ASB 3.557% 11/46	Mortgage Back Security 13-C13 ASB 3.557% 11/46	**	972

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MSBAM 2014-C16 ASB 3.477% 6/47	Mortgage Back Security 2014-C16 ASB 3.477% 6/47	**	878
	MSBAM 2014-C17 ASB 3.477% 8/47	Mortgage Back Security 2014-C17 ASB 3.477% 8/47	**	1,178
	MSBAM 2015-C21 ASB 3.15% 03/48	Mortgage Back Security 2015-C21 ASB 3.15% 03/48	**	251
	MSBAM 2016-C31 A1 1.555% 11/49	Mortgage Back Security 2016-C31 A1 1.555% 11/49	**	225
	MSBAM 2019-MEAD 3.17% 11/36	Mortgage Back Security 2019-MEAD 3.17% 11/36	**	1,070
	NAT-RURAL 2.3% 11/01/20	Corporate Bond 2.3% 11/01/20	**	81
	NYLIFE GLBL 1.7% 9/14/21 144A	Corporate Bond 1.7% 9/14/21 144A	**	2,258
	NY LFE GLB 2.3% 6/10/22 144A	Corporate Bond 2.3% 6/10/22 144A	**	1,336
	NYC TFA (PIT) 2.05% 08/01/23	Municipal Bond 2.05% 08/01/23	**	471
	NYC TFA (PIT) 2.85% 02/01/24	Municipal Bond 2.85% 02/01/24	**	448
	NYS UDC 2.67% 03/15/23	Municipal Bond 2.67% 03/15/23	**	1,116
	NYS UDC 2.7% 03/15/23	Municipal Bond 2.7% 03/15/23	**	1,912
	NAROT 2017-A A3 1.74% 08/21	Mortgage Back Security 2017-A A3 1.74% 8/21	**	648
	NAROT 2016-B A3 1.32% 01/15/21	Mortgage Back Security 2016-B A3 1.32% 01/15/21	**	15
	NATIONWIDE LIFE INSURANCE CO	Synthetic GIC – 2.53% (fair value to contract value)	**	(1,168)
	NORTHERN STES PWR 2.2% 8/15/20	Corporate Bond 2.2% 8/15/20	**	313
	OCCIDENTAL PET 2.7% 08/22	Corporate Bond 2.7% 08/22	**	179
	OCCIDENTAL PET 3.35988% 08/22	Corporate Bond 3.35988% 08/22	**	707
	OCCIDENTAL PET 3.2% 08/26	Corporate Bond 3.2% 08/26	**	80
	OCCIDENTAL PET 2.6% 08/21	Corporate Bond 2.6% 08/21	**	201
	OCCIDENTAL PET 2.9% 08/24	Corporate Bond 2.9% 08/24	**	595
	ONTARIO PROVINCE CDA 2.4% 02/22	Corporate Bond 2.4% 02/22	**	1,840
	PACIFIC LIFE INS CO	Synthetic GIC - 2.53% (fair value to contract value)	**	(296)
	PHILIP MORS INT 2.625% 02/18/22	Corporate Bond 2.625% 02/18/22	**	572
	PHILIP MORS INT 2.875% 05/01/24	Corporate Bond 2.875% 05/01/24	**	1,550
	PRICOA GLBL 2.4% 09/23/24 144A	Corporate Bond 2.4% 09/23/24 144A	**	1,758
	PRICOA GLBL 2.45% 09/21/22 144A	Corporate Bond 2.45% 09/21/22 144A	**	1,303
	PRUDENTIAL INSURANCE COMPANY	Synthetic GIC - 2.52% (fair value to contract value)	**	(1,878)
	PUBLIC SERVICE ELE 2.65% 11/22	Corporate Bond 2.65% 11/22	**	1,209
	QUEBEC PROVINCE 2.375% 1/31/22	Corporate Bond 2.375% 1/31/22	**	2,306
	REGIONS FIN CORP 2.75% 8/22	Corporate Bond 2.75% 8/22	**	1,620
	REGIONS FINL CORP 3.8% 08/14/23	Corporate Bond 3.8% 08/14/23	**	603
	REYNOLDS AMERICAN 4% 6/12/22	Corporate Bond 4% 6/12/22	**	522
	ROPER TECHNOLOGIES 3% 12/15/20	Corporate Bond 3% 12/15/20	**	707
	ROPER TECHNOLOGIES 3.65% 09/23	Corporate Bond 3.65% 09/23	**	1,062
	ROYAL BNK CANADA 4.65% 1/27/26	Corporate Bond 4.65% 1/27/26	**	921
	ROYAL BK SCO 4.519%/VAR 06/24	Corporate Bond 4.519%/VAR 06/24	**	2,103
	ROYAL BNK OF CAN 3.7% 10/5/23	Corporate Bond 3.7% 10/5/23	**	1,598
	SSM HEALTH CARE 3.688% 6/1/23	Corporate Bond 3.688% 6/1/23	**	958
	SRALT 2017-A A3 2.22% 01/21	Mortgage Back Security 2017-A A3 2.22% 01/21	**	626
	SRALT 2018-A A3 2.93% 05/21	Mortgage Back Security 2018-A A3 2.93% 05/21	**	1,291
	SSTRT 2017-2A A3 2.04% 4/21 144A	Mortgage Back Security 2017-2A A3 2.04% 4/21 144A	**	342
	SSTRT 2019-1 2.986% 02/23	Mortgage Back Security 2019-1 2.986% 02/23	**	1,003
	SSTRT 2018-2A A3 3.325% 8/25/22	Mortgage Back Security 2018-2A A3 3.325% 8/25/22	**	1,853
	SEMPRA ENERGY 2.85% 11/15/20	Corporate Bond 2.85% 11/15/20	**	564
	SEMPRA ENERGY 2.9% 02/01/23	Corporate Bond 2.9% 02/01/23	**	317
	SHELL INTL 2.25% 11/10/20	Corporate Bond 2.25% 11/10/20	**	1,075
	SIMON PPTY GRP 2.625% 06/15/22	Corporate Bond 2.625% 06/15/22	**	1,185
	SIMON PROPERTY 2.75% 06/01/23	Corporate Bond 2.75% 06/01/23	**	1,444
	SOUTHERN COMPANY 2.35% 7/1/21	Corporate Bond 2.35% 7/1/21	**	1,901

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	STATE STREET BANK & TRUST CO	Synthetic GIC – 2.54% (fair value to contract value)	**	(1,273)
	SUMITOMO MITSUI 2.934% 3/9/21	Corporate Bond 2.934% 3/9/21	**	942
	SUNTRUST BAN 3.502%/VAR 8/2/22	Corporate Bond 3.502%/VAR 8/2/22	**	1,270
	SUNTRUST BANKS INC 3.2% 04/01/24	Corporate Bond 3.2% 04/01/24	**	838
	SUNTRUST BANKS INC 2.8% 05/17/22	Corporate Bond 2.8% 05/17/22	**	1,891
	SUNTRUST BANKS INC 2.9% 03/03/21	Corporate Bond 2.9% 03/03/21	**	724
	TOYOTA MOTOR CORP 3.05% 01/08/21	Corporate Bond 3.05% 01/08/21	**	486
	TAOT 2018-B A3 2.96% 09/22	Mortgage Back Security 2018-B A3 2.96% 09/22	**	1,006
	TRANSAMERICA PREMIER LIFE	Synthetic GIC – 2.54% (fair value to contract value)	**	(1,534)
	UBSBB 2012-C2 A4 3.525% 5/63	Mortgage Back Security 2012-C2 A4 3.525% 5/63	**	977
	USAOT 2017-1 A3 1.79% 05/21	Mortgage Back Security 2017-1 A3 1.79% 05/21	**	96
	USTN 2.375% 8/15/24	Government Bond 2.375% 8/15/24	**	29,945
	USTN 2% 08/15/25	Government Bond 2% 08/15/25	**	24,599
	USTN 1.375% 08/31/23	Government Bond 1.375% 08/31/23	**	28,780
	USTN 1.875% 07/31/22	Government Bond 1.875% 07/31/22	**	85,573
	USTN 2.875% 11/15/21	Government Bond 2.875% 11/15/21	**	10,843
	USTN 3.125% 11/15/28	Government Bond 3.125% 11/15/28	**	24,135
	UNITEDHELTH GR 2.875% 12/15/21	Corporate Bond 2.875% 12/15/21	**	817
	VENTAS RLTY LTD 3.5% 04/15/24	Corporate Bond 3.5% 04/15/24	**	704
	VENTAS RLTY LTD 2.65% 01/15/25	Corporate Bond 2.65% 01/15/25	**	1,070
	VERIZON COM 2.946% 03/15/22	Corporate Bond 2.946% 03/15/22	**	860
	VERIZON COM 3.125% 03/16/22	Corporate Bond 3.125% 03/16/22	**	1,553
	VZOT 17-2A A 1.92% 12/21	Mortgage Back Security 17-2A 1.92% 12/21	**	436
	VZOT 2017-3A A1A 2.06% 04/22	Mortgage Back Security 2017-3A A1A 2.06% 04/22	**	1,371
	VISA INC 2.8% 12/14/22	Corporate Bond 2.8% 12/14/22	**	1,102
	VOLKSWAGEN GRP 2.4% 5/20 144A	Corporate Bond 2.4% 5/20 144A	**	745
	VALET 2018-1 A3 3.02% 11/22	Mortgage Back Security 2018-1 A3 3.02% 11/22	**	935
	WFRBS 2014-C20 ASB 3.638% 05/47	Mortgage Back Security 2014-C20 ASB 3.638% 05/47	**	426
	WFRBS 2014-C22 ASB 3.464% 9/57	Mortgage Back Security 2014-C22 ASB 3.464% 9/57	**	1,688
	WFRBS 2012-C9 A3 2.87% 11/45	Mortgage Back Security 2012-C9 A3 2.87% 11/45	**	1,053
	WFRBS 2011-C3 A4 4.375% 3/44	Mortgage Back Security 2011-C3 A4 4.375% 3/44	**	1,070
	WFRBS 2012-C7 A2 3.431% 6/45	Mortgage Back Security 2012-C7 A2 3.431% 6/45	**	768
	WFRBS 2013-C12 ASB 2.838% 03/48	Mortgage Back Security 2013-C12 ASB 2.838% 03/48	**	128
	WFRBS 2013-C16 A5 4.415% 09/46	Mortgage Back Security 2013-C16 A5 4.415% 09/46	**	968
	WFRBS 2013-C16 ASB 3.963% 09/46	Mortgage Back Security 2013-C16 ASB 3.963% 09/46	**	309
	WFRBS 2014-C23 ASB 3.636% 10/57	Mortgage Back Security 2014-C23 ASB 3.636% 10/57	**	561
	WASHINGTON PG 3.85% 4/1/20	Corporate Bond 3.85% 4/1/20	**	717
	WELLS FARGO 3% 01/22/21	Corporate Bond 3% 01/22/21	**	1,560
	WELLS FARGO & CO MTN 2.55% 12/7/20	Corporate Bond 2.55% 12/7/20	**	408
	WELLS FARGO & CO 2.1% 07/26/21	Corporate Bond 2.1% 07/26/21	**	1,752
	WFCM 2012-LC5 A3 2.918% 10/45	Mortgage Back Security 2012-LC5 A3 2.918% 10/45	**	435
	WELLS FARGO BK 3.55% 8/14/23	Corporate Bond 3.55% 8/14/23	**	1,592
	WFCM 2013-LC12 A1 1.676% 7/46	Mortgage Back Security 2013-LC12 A1 1.676% 7/46	**	94
	WFCM 15-C27 ASB 3.278% 02/15/48	Mortgage Back Security 15-C27 ASB 3.278% 02/15/48	**	1,031
	WFCM 2016-LC25 1.795% 12/15/59	Mortgage Back Security 2016-LC25 1.795% 12/15/59	**	95
	WFCM 2016-C36 A1 1.453% 11/59	Mortgage Back Security 2016-C36 A1 1.453% 11/59	**	108
	WFCM 2016-C37 A2 3.103% 12/49	Mortgage Back Security 2016-C37 A2 3.103% 12/49	**	764
	WELLS FARGO CO 3.75% 01/24/24	Corporate Bond 3.75% 01/24/24	**	1,577
	WELLTOWER INC 3.95% 09/01/23	Corporate Bond 3.95% 09/01/23	**	690
	WELLTOWER INC 3.625% 03/15/24	Corporate Bond 3.625% 03/15/24	**	1,251

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2019
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	WISCONSIN ENERGY 2.45% 6/15/20	Corporate Bond 2.45% 6/15/20	**	422
	WOART 16-B A3 1.3% 2/22	Mortgage Back Security 16-B A3 1.3% 2/22	**	367
	WOART 2016-A A3 1.77% 09/21	Mortgage Back Security 2016-A A3 1.77% 09/21	**	77
	WOALST 2019 2.94% 05/16/22	Mortgage Back Security 2019 2.94% 05/16/22	**	822
	XCEL ENERGY INC 2.4% 03/15/21	Corporate Bond 2.4% 03/15/21	**	400
	ZIONS BANCORP 3.35% 03/04/22	Corporate Bond 3.35% 03/04/22	**	637
	Sub-total Managed Income Funds			708,755

	Self-Directed Brokerage Account	Various shares	**	86,928
	Total Investment Assets			$3,174,175
*	Participant Loans	Interest rates ranging 4.25% - 6.5% with maturity dates through January 2026		$53,475
* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 25, 2020	By: /s/Scott V. King
Scott V. King
Vice President, Corporate Controller and Chief Accounting Officer, Eastman Chemical Company;
Member of Eastman Investment Plan Committee and
Named Fiduciary for Eastman Investment and Employee Stock Ownership Plan

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Brown Smith Wallace, LLP Independent Registered Public Accounting Firm	32